UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                SCHEDULE 13D/A-4

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)


             PHONE1GLOBALWIDE INC. (F/K/A/ GLOBALTRON CORPORATION)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  37941F 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                          DONALD E. THOMPSON, II, ESQ.
                               PROSKAUER ROSE LLP
                          2255 GLADES ROAD, SUITE 340W
                           BOCA RATON, FLORIDA 33431
                                 (561) 241-7400
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               SEPTEMBER 30, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
[_]

CUSIP No.972639 10                SCHEDULE 13D               Page 2  of  7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS                           GNB Bank (Panama), S.A.

     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS N/A


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS                            N/A



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION             Republic of Panama



________________________________________________________________________________
               7    SOLE VOTING POWER                   75,401,188(1)

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER                 -0-
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER              75,401,188(1)

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER            -0-
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,401,188(1)



________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                        66%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON      BK



________________________________________________________________________________
(1) Represents (i) 2.5 million shares of common stock, (ii) 7.0 million shares of Series A 8% Convertible Preferred Stock, which is convertible at any time into 10,401,188 shares of common stock, subject to certain adjustment mechanisms, (iii) 50.0 million shares of common stock, subject to certain adjustment mechanisms, issuable upon the conversion of a $20 million promissory note, as further described herein, and (iv) 12.5 million shares of common stock, subject to certain adjustment mechanisms, issuable in the event the Reporting Persons exercise an immediately exercisable option to loan an additional $5 million on the same terms as the $20 million promissory note.

CUSIP No.972639 10                SCHEDULE 13D               Page 3  of  7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS                          Metro Marketing, Limited

     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS N/A


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS                            N/A



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION             Isle of Man



________________________________________________________________________________
               7    SOLE VOTING POWER                   -0-

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER                 -0- (1)
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER              -0-

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER            -0- (1)
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (1)



________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                        0%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON      CO



________________________________________________________________________________
(1) The Reporting Person owns all of the outstanding capital stock of GNB Bank, the record holder of the shares of the Issuer as reported on page 2.

                                                               Page 4 of 7 Pages

ITEM 1.           SECURITY AND ISSUER

This statement on Schedule 13D ("Schedule 13D") relates to common stock, par value $.001 ("Common Stock") of Phone1Globalwide Inc., a Delaware corporation (f/k/a/ "Globaltron Corporation") (the "Issuer"). The principal executive offices of the Issuer are located at 100 North Biscayne Boulevard, Suite 2500, Miami, Florida 33132.

ITEM 2.           IDENTITY AND BACKGROUND

(a)-(c) This Schedule 13D is filed on a joint basis pursuant to Rule 13d-1(k) by GNB Bank (Panama), S.A. ("GNB Bank") and Metro Marketing, Limited ("Metro" and collectively with GNB Bank, the "Reporting Person"). GNB Bank is a banking corporation organized under the laws of the Republic of Panama, having its principal offices at Torre Banco Continental, Piso 30, Calle 50y Aquilino De La Guardia, Panama City, Republic of Panama. Metro is a corporation organized under the laws of the Isle of Man and has its principal offices at 5 Market Place, Peel, Isle of Man 1M5 1AB. Metro has owned all of the outstanding securities of GNB Bank since prior to GNB Bank's initial acquisition of securities of the Issuer on June 14, 2001, as more fully described in Item 3 below. Metro is in turn wholly-owned by a trust formed under the laws of Guernsey, Channel Islands (the "Trust"), the trustee of which is a private trust company. None of the beneficiaries of the Trust have voting or managerial control over the assets of the Trust, including the shares of the Issuer held by GNB Bank.

(d)-(e) During the last five years, neither GNB Bank, the Trust nor Metro has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 14, 2001, GNB Bank acquired 2,500,000 shares of the Issuer's common stock from Colpafinsa S.A. pursuant to a Stock Purchase Agreement between Colpafinsa and the Reporting Person. On June 26, 2001, GNB Bank converted a $4.0 million convertible note due by the Issuer to GNB Bank into 4.0 million shares of the Issuer's Series A 8% Convertible Preferred Stock ("Series A Stock"). Each share of Series A Stock votes together with common stock and was initially convertible into common stock on a one-share-for-one-share basis, subject to certain potential adjustments. On June 26, 2001, GNB Bank also acquired 3.0 million additional shares of Series A Stock from the Issuer for $2.00 per share (for an aggregate of $6.0 million).

On October 31, 2001, GNB Bank loaned to the issuer $10 million pursuant to a convertible promissory note due October 30, 2002 (the "$10 million Note"). On September 30, 2002, GNB Bank, in a private transaction with the Issuer, exchanged the $10 million Note (which was convertible at the rate of $1.50 per share), converted an overdraft facility which was callable on demand by the GNB Bank and having an outstanding balance owed to it of $9,231,438 and provided additional cash to the Issuer of $768,562, for a new $20 million

                                                               Page 5 of 7 Pages

Convertible Note due October 31, 2003 (subject to acceleration on certain conditions). The Reporting Person may elect to convert the $20 Million Note into shares of common stock (or any other class of securities which any other lender with conversion rights elects to convert its debt) at a conversion price of $.40 per share (the "Conversion Price"). The Conversion Price contains an anti-dilution adjustment and will adjust downward to the amount of any subsequent sale of Common Stock by the Company below such price. In addition, the loan agreement relating to the $20 Million Note includes an option for GNB Bank to loan an additional $5 million on the same terms, including as to conversion into common stock. If such additional loan were made and converted, an additional 12.5 million shares of Common Stock, subject to adjustment, would be issuable to the Reporting Person.


ITEM 4.           PURPOSE OF TRANSACTION

The purpose of the transaction was, in part, to convert a portion of debt due the Reporting Person, into equity, and to otherwise invest in the Issuer. Except as described below, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, other than the possible conversion of the $20 million Note into securities of the Issuer as described herein.

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d)    any  other  material  change  in  the  Issuer's   business  or  corporate
structure.

(e) any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f) any other material changes in the Issuer's business or corporate structure.

(g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

(h) the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j)    any action similar to any of those enumerated above.

                                                               Page 6 of 7 Pages

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person beneficially owns 75,401,188 shares of Common Stock, which represents approximately 66% of the outstanding Common Stock assuming (i) conversion of 7.0 million shares of Series A 8% Convertible Preferred Stock into 9,915,814 shares of Common Stock, subject to certain anti-dilutive adjustments and (ii) 50.0 million shares of Common Stock, subject to certain anti-dilutive adjustment mechanisms, issuable upon the conversion of the $20 Million Note. The principal and interest of the $20 Million Note is convertible, in whole or in part, as elected by GNB Bank, at the rate of $.40 per share (the "Conversion Price"). The Conversion Price will adjust downward to the amount of any subsequent sale of Common Stock by the Company below such price. In addition, the loan agreement relating to the $20 Million Note includes an option for GNB Bank to loan an additional $5 million on the same terms, including as to conversion into common stock. If such additional loan were made and converted, an additional 12.5 million shares of Common Stock, subject to adjustment, would be issuable to the Reporting Person.

(b)    Not applicable.

(c)    None.

(d)    Not applicable.

(e)    Not applicable.


ITEM 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

None


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

a. Loan Agreement dated September 30, 2002, among Phone 1, Inc., Phone1 Globalwide, Inc., Globaltron Communications Corporation and GNB Bank Panama S.A.

b. Security Agreement dated September 30, 2002 among Phone 1, Inc., Phone1 Globalwide, Inc., Globaltron Communications Corporation and GNB Bank Panama S.A.

c. Promissory Note in the original principal amount of $20 million issued to GNB Bank Panama S.A.

d.     Joint Filing Agreement dated July 18, 2002.

                                                               Page 7 of 7 Pages


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2002           GNB Bank (Panama) S.A.



                                By:   /s/Camilo Verastegui
                                   ------------------------------------------
                                Name: Camilo Verastegui
                                Title: General Manager


                                METRO MARKETING, LIMITED


                                By:   /s/Colin Fertrache
                                   ------------------------------------------
                                Name: Colin Fertrache
                                Title: Director

                                                                    Exhibit 99.2



                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of Phone1Globalwide Inc., and further agree to the filing of this Agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file any and all amendments to such Statement on Schedule 13D.


Date: July 18, 2002          GNB Bank (Panama) S.A.


                             By:      /s/Camilo Verastegui
                                 ---------------------------------------
                             Name:    Camilo Verastegui
                             Title:   General Manager


                             METRO MARKETING, LIMITED


                             By:      /s/Colin Fertrache
                                 --------------------------------------
                             Name:    Colin Fertrache
                             Title:   Director